News Release
2006 Third Quarter Results

Vancouver, November 14, 2006 - Bema Gold Corporation (TSX/NYSE: BGO, AIM: BAU) (“Bema” or the “Company”) reports the results from its operations for the third quarter ended September 30, 2006. All dollar figures are in United States dollars unless otherwise indicated. Highlights from the quarter and subsequent to the quarter include:

  Record mine operating earnings
  Completed an equity financing for gross proceeds of approximately Cdn.$132 million ($119 million)
  Commenced trading on the New York Stock Exchange
  Discovered two new zones of high grade gold and silver mineralization at Kupol
  Completed project development appraisal for Cerro Casale
  Completed agreement with Pamodzi Resources for the formation of a new company whose assets will include the Petrex Mines

Gold Revenue

Gold revenue for the third quarter of 2006 increased by 85% over the same period in 2005 to $50.3 million on sales of 83,164 ounces. The increase in revenue was attributable to the recommencement of commercial production at the Refugio Mine which occurred in the fourth quarter of 2005 and to a $172 per ounce increase in the average realized gold price to $604 per ounce.

The Refugio Mine (Bema’s 50% share) accounted for $16.8 million of gold revenue from the sale of 28,298 ounces at an average price of $592 per ounce while $14.1 million was contributed by the Julietta Mine from the sale of 23,538 ounces at an average price of $600 per ounce. In addition, the Petrex Mines accounted for $19.4 million of gold revenue from the sale of 31,328 ounces at an average price of $618 per ounce. The spot price of gold averaged $622 and $439 per ounce in the third quarter of 2006 and 2005, respectively.

Gold revenue in the third quarter of 2005 was $27.1 million on sales of 62,753 ounces at an average realized price of $432 per ounce.

Gold revenue for the first nine months of 2006 was a record high for the Company at $148.1 million from the sale of 254,023 ounces at an average price of $583 per ounce. In the first nine months of 2005, Bema reported gold revenue of $71 million from the sale of 168,049 ounces at an average price of $422 per ounce.

Financial Results

Bema reported net earnings for the quarter, under Canadian GAAP, of $0.2 million ($0.00 per share) compared with a loss of $24.9 million in the same period last year (negative $0.06 per share). If net earnings under Canadian GAAP were adjusted to exclude certain non-cash items consisting of unrealized non-hedge derivative gains or losses, stock-based compensation expense and future income taxes, the adjusted earnings for the third quarter of 2006 would be a loss of $2.4 million (negative $0.01 per share) compared with an adjusted loss of $12.3 million in the same period last year (negative $0.03 per share). Cash flow from operations, before changes in non-cash working capital, improved to $10.5 million during the period compared to use of cash of $4 million in the third quarter of 2005. The Company also reported improved mine operating earnings of $8.3 million in the quarter compared to a mine operating loss of $5.8 million in the same period last year. The improved results in 2006 were primarily due to the recommencement of operations at the Refugio Mine and higher realized gold prices.

For the nine months ended September 30, 2006, the Company reported a net loss, under Canadian GAAP, of $17.2 million (negative $0.04 per share) on revenue of $148 million compared with a net loss of $52 million (negative $0.13 per share) on revenue of $71 million for the same period in the prior year. For the nine months ended September 30, 2006, the Company reported adjusted net earnings of $16.5 million ($0.04 per share) compared with an adjusted loss of $36.2 million (negative $0.09 per share) in the 2005 period. The significant improvement in the Company’s net results for the nine months ended September 30, 2006 over the same period in 2005 was mainly due to an increase in mine operating earnings of $42.6 million as a result of higher gold production and realized gold prices in 2006. In addition, a gain of $21.5 million was realized in the second quarter of 2006 from the sale of approximately 2.1 million shares of Arizona Star Resource Corp., which was offset by an unrealized non-hedge derivative loss of $17.3 million and a future income tax expense of $7.3 million.

Liquidity and Capital Resources

The Company ended the quarter with $138.8 million in cash and cash equivalents, compared to $67.0 million at the end of the second quarter of 2006. Working capital at the quarter end was $132 million compared to working capital of $38.9 million at the end of June 2006. The increase in cash and cash equivalents and working capital position in the quarter resulted from mine operating cash flows and the completion of a “bought deal” financing during the period for gross proceeds of approximately $119 million (refer to press release dated 07/09/06).

Operations

Bema’s consolidated gold production during the third quarter of 2006 was 82,819 ounces representing a 39% increase in the number of ounces produced over the same period last year as the Refugio Mine recommenced production in the fourth quarter of 2005. Operating cash cost was $373(1) per ounce and total cash cost was $400(1) per ounce in the third quarter of 2006. Total cash cost decreased by $16 per ounce in the quarter compared to the second quarter of 2006 due to the improved performance of the Petrex Mines and the Refugio Mine.

In the third quarter of 2005 Bema produced 59,654 ounces of gold at an operating cash cost of $341(2) per ounce and a total cash cost of $360 (2) per ounce.

Consolidated gold production for the first nine months of 2006 was 252,185 ounces of gold at an operating cash cost of $368 per ounce and a total cash cost of $395 per ounce.

(1)Operating cash costs are calculated in accordance with the Gold Institute Production Cost Standard and include direct mining, smelting, refining and transportation costs, less silver by-product credits. Total cash costs, calculated in accordance with this Standard, include operating cash costs, royalties and production taxes.

(2)Consolidated operating and total cash costs in 2005 were adjusted to reflect cash gains from the exercise of South African rand denominated gold put options. The gains for the third quarter of 2005 were $16 per ounce.

Julietta Mine, Russia (Bema 90%)

During the quarter, Julietta processed 42,005 tonnes of ore at an average grade of 16.4 grams per tonne (“g/t”) gold and 163.1 g/t silver producing 20,380 ounces of gold at an operating cash cost (net of silver credits) of $295 per ounce and a total cash cost of $360 per ounce. Julietta recorded a mine operating profit of $0.6 million for the period compared with an operating profit of $1 million in the third quarter of 2005. Cash flow from operations, before changes in non-cash working capital, was $1.8 million in the third quarter compared to operating cash flow of $5.6 million for the same period last year.

In the third quarter of 2005 Julietta processed 43,067 tonnes of ore at an average grade of 19.06 g/t, producing 24,177 ounces of gold at an operating cash cost of $183 per ounce and a total cash cost of $228 per ounce (net of silver credits).

During the third quarter of 2006, the tailings expansion was completed to increase the storage capacity and new reagent mixing systems were installed for cyanide mixing and cyanide destruction. These installations will significantly reduce the quantities of reagents needed and will be reflected in lower milling costs in the future. The Company has also made the decision to proceed with underground development of the newly discovered Evgenia deposit, approximately 8 kilometers from Julietta. Equipment has been ordered and development is scheduled to start in the fourth quarter.

Exploration drilling continued in the third quarter on the west side of Julietta hill on the newly discovered Nadezhda and V-4W veins. Exploration drilling will recommence in the fourth quarter at the Engteri zone which hosts the Evgenia deposit and will continue until the end of the year.

For the first nine months of 2006 Julietta processed 126,549 tonnes of ore at an average grade of 19.1 g/t gold, producing 70,868 ounces of gold at an operating cash cost of $246 per ounce and a total cash cost of $306 per ounce.

Petrex Mines, South Africa (Bema 100%)

Petrex produced 32,672 ounces of gold during the third quarter of 2006 at a total cash cost of $452 per ounce from 530,046 tonnes of ore milled at an average grade of 2.07 g/t. Petrex had a mine operating profit of $2.7 million in the third quarter of 2006 compared to an operating loss of $3.7 million during the same period last year. Cash costs decreased by $106 per ounce in the third quarter of 2006 compared to the second quarter of 2006 due mainly to the depreciation of the South African rand versus the US dollar and a 17% increase in gold production in the quarter. Cash flow from operations, before changes in non-cash working capital, was $4.5 million in the third quarter of 2006 (excluding the loss from the contingent forwards which do not qualify for hedge accounting). This compares to the third quarter of last year when the Petrex operations consumed cash of $2.2 million, before changes in non-cash working capital.

Cash costs remain high at Petrex largely due to the poor performance of the underground operations. At number one shaft, fifteen days of production were lost in September 2006 due to major maintenance requirements in the shaft. A large percentage of the shaft guides had to be replaced and the shaft spillage arrangement required modifications. At month end, this shaft was back to full production. All shafts continued to be hindered from a shortage of manpower. Jongingozi, the underground mine contractor, has been recruiting additional workers from neighboring countries in an attempt to resolve this issue. Jongingozi has also increased wages in an attempt to be more competitive in the labour market.

In the third quarter of 2005 Petrex produced 35,477 ounces of gold at a total cash cost of $449 per ounce(3) from 546,004 tonnes of ore milled at an average grade of 2.23 g/t.

For the first nine months of 2006, Petrex milled 1,546,676 tonnes of ore at an average grade of 2.04 g/t gold, producing 92,794 ounces of gold at a total cash cost of $493 per ounce.

On October 9, 2006, the Company’s 100% owned subsidiary Bema Gold SA (Pty) Limited (“Bema SA”), owner/operator of the Petrex Mines, signed a Sale of Shares and Claims Agreement with Pamodzi Resources (Pty) Limited (“Pamodzi”), a South African Black Empowerment group. Under the terms of this agreement, Pamodzi can earn up to 51% of the shares of Bema SA by investing a minimum of ZAR75 million in cash and by vending additional assets into Bema SA. The objective of this agreement is to improve the economics of the Petrex Mines and increase production by investing in underground development work to access higher grade ore, and to qualify Bema SA as a Black Economic Empowerment Company (“BEE”) under South African laws. It is the intent of Bema SA and Pamodzi to list this new entity on the Johannesburg Stock Exchange during the fourth quarter of 2006 with an ultimate goal of acquiring and consolidating other mining interests in the East Rand mining district.

Closing of this agreement is expected to occur by mid December 2006 and is subject to certain conditions, including due diligence, Board and regulatory approvals. The Company has also agreed with the Petrex lenders to convert the $18.8 million of outstanding Petrex loans as at September 30, 2006 into a 14% equity position in the new company, which is valued at a 35% discount, upon completion of the Pamodzi negotiations and listing of the new entity.

Pamodzi is a black empowerment resources company controlled by historically disadvantaged South Africans. Pamodzi’s ownership of more than 26% of Bema SA will allow the Company to convert its old order mining rights to new order mining rights well before the deadline imposed by South African Mining laws. As the new company will qualify as a BEE owned and controlled entity, it is expected that additional opportunities will be available to the new company that would not have otherwise been available to Bema SA.

(3) Total cash cost was adjusted in 2005 to reflect cash gains from the exercise of South African rand denominated gold put options. The gains for the third quarter of 2005 were $27 per ounce.

Refugio Mine, Chile (Bema 50%)

The Refugio Mine had a mine operating profit of approximately $5.0 million and cash flow from operations, before changes in non-cash working capital, of $6.1 million for the quarter (Bema’s share). The mine produced 59,533 ounces of gold (the Company’s share was 29,767 ounces) at an operating and total cash cost per ounce of $341 and $370, respectively.

Ore crushed and stacked on the heap during the third quarter of 2006 exceeded budget by 16.5% due to improved maintenance and consistent plant performance. The facilities crushed and placed 3,962,389 tonnes on the leach pads at an average grade of 0.70 g/t. The plant averaged over 43,069 tonnes per day compared to a budget of 36,957 tonnes per day. However, the ore feed grade to the plant was approximately 24% below budget mainly due to the mining operations being out of sequence with the original plan and reduced cutoff grades resulting from higher metal prices. Crushing and leaching operations have performed extremely well during the Chilean winter and unit operating costs continue to decline.

The Refugio Mine has excellent exploration potential and the joint venture partners (Bema and Kinross) have agreed to a $2.9 million exploration budget for 2006. An 18,000 metre phase I drill program designed to infill a portion of the Pancho Deposit and explore its margins was completed during the third quarter and a $600,000 phase II program has commenced to infill critical areas. Metallurgical testing on the phase I samples are ongoing.

For the first nine months of 2006, Refugio processed 10,828,118 tonnes of ore at an average grade of 0.71 g/t gold, producing 177,048 ounces of gold (Bema’s share was 88,524 ounces) at an operating cash cost of $334 per ounce and a total cash cost of $363 per ounce.

Kupol Deposit, Russia (Bema 75%)

For the quarter ended September 30, 2006, the Company expended approximately $83.5 million (including $8.6 million of capitalized interest expense and other Kupol project financing costs and $2.3 million of Russian value added tax) on the development and construction of the Kupol Mine in far-eastern Russia. Major procurement of equipment, consumables and supplies for the 2006 and 2007 construction seasons was completed and shipping to the port of Pevek was commenced during the quarter. All supplies are expected to be offloaded in Pevek in the fourth quarter of 2006.

Construction activities during the third quarter of 2006 included ongoing construction of the Kupol airstrip, site roads, drainage ditches and surface runoff impoundments. Underground development for the south portal access area is progressing with both the main haulage and ventilation declines advancing according to schedule. The permanent man camp, including power supply, water supply, heating and sewage treatment systems was commissioned and all employees and contractors have been moved from the temporary man camp to the new facility. The main processing, maintenance and administration complex building as well as the crusher building have been erected. Work is now proceeding on setting the jaw crusher, ball mill and SAG mill. Work is also progressing on installing a heating system and constructing interior divisions within the main building as well as installation of the arctic corridor between the camp and mill.

The construction cost to completion of the Kupol mill facilities, underground development, mining equipment, tailings pond, man camp, air strip and the open pit pre-strip has increased 16% from $387.8 million to $451.1 million. The man camp was completed on budget and the mill facilities are also projected to be completed on budget. Mining equipment has increased by $14.5 million as additional winter road maintenance, underground and open pit equipment needs have been identified. Higher labour rates, transportation costs and fuel prices account for most of the remaining variance from budget, affecting under ground and open pit mining as well as tailings pond construction. Total project funding requirements for the Kupol project have increased by 17% from $512.8 million to $599.0 million, which includes financing costs of $72.8 million, start up working capital of $67.6 million, duties and property taxes of $12.3 million and a contingency of $7.5 million. More than half of the $86.2 million increase, $48.6 million, relates to fuel and other start-up working capital consumables that will be charged to operating costs from June 2008 to May 2009.

On September 26, 2006, the Company announced that Chukotka Mining and Geological Company (“CMGC”) was awarded two new licenses surrounding and adjacent to, the Kupol project where Bema is currently developing the Kupol Mine. With the acquisition of these two licenses, Kupol West and Kupol East, CMGC increases its overall land position in the Kupol Project area from approximately 17.5 square kilometers to an approximate combined 425.5 square kilometers. The Kupol West and East licenses were awarded to CMGC which is 75% owned by the Company and 25% owned by the government of Chukotka, through an auction and tender by the Russian Federal Agency for Management of Mineral Resources. The Kupol West license surrounds the original Kupol project area and represents an expansion of the existing property from approximately 17.5 square kilometers to an approximate 231.5 square kilometers. The new license area also covers the potential northern and southern extensions of the main Kupol vein. Previous Russian surface exploration sampling had identified four gold/silver prospects in the area covered by the license. The Kupol East license is situated 3.5 kilometers to the east of the Kupol West boundary and covers an additional area of 194 square kilometers. Previous Russian exploration work has identified two gold/silver prospects. The Company intends to commence extensive exploration programs on the Kupol West and East licenses in 2007 consisting of mapping, surface sampling, geophysics, trenching and diamond drilling.

Cerro Casale, Chile (Bema 49%)

On July 24, 2006, the Company announced the results of a project development appraisal for the Cerro Casale project. The appraisal conducted by Mine Quarry Engineering Services Inc. (“Mine Quarry”), analyzed and modified ore processing concepts and updated the projected operating and capital costs of the 2000 feasibility study completed by Placer Dome and updated by Placer Dome in 2004. AMEC Technical Services Inc. has completed a National Instrument 43-101 (“NI 43-101”) Technical Report on the Cerro Casale project that updates the NI 43-101 report completed in 2005 and verifies the conclusions of the development appraisal prepared by Mine Quarry.

The base case parameters established for the detailed project development appraisal includes open pit mining, heap leaching of oxide ores at 75,000 tonnes per day and milling and flotation of mixed and sulphide ores at 150,000 tonnes per day using two grinding lines, each consisting of one semi-autogenous mill and two ball mills. The open pit operations were redesigned and rescheduled to optimize the effect of heap leaching the oxides ore.

Based on the updated capital and cash operating cost estimates set out below and base case metal prices of $450 per ounce of gold and $1.50 per pound of copper, this appraisal has confirmed the previously defined Cerro Casale proven and probable mineral reserves estimated at 1.035 billion tonnes of ore grading on average 0.69 grams per tonne of gold and 0.25% copper containing approximately 23 million ounces of gold and 5.8 billion pounds of copper. The base case for the project development appraisal (100% basis) requires an estimated initial capital investment of $1.96 billion, generates a projected pre-tax 100% equity internal rate of return of 13.1%, a net present value of $1.35 billion at a 5% discount rate and a cash operating cost (net of copper and silver credits) of $107 per ounce of gold. The project life is projected at 17 years with a payback period of 4.9 years. Average gold production is projected at approximately one million ounces per year and copper production at 294 million pounds per year. Total metal production for the project is estimated to be 16.9 million ounces of gold, 5 billion pounds of copper and 28.5 million ounces of silver.

Gold Forward and Option Contracts

The Company has completed the Kupol project hedging program as required by the lenders and does not intend to enter into any additional hedge contracts relating to the Kupol project. Bema’s entire committed gold contracts represent approximately 4% of the Company’s estimated mineral reserves and measured and indicated mineral resources. Please see the table below for details regarding the Company’s gold and silver derivative contracts outstanding at September 30, 2006.

	2006	2007	2008	2009-2012	Total

Gold
Forward contracts (ounces)	34,500	29,050	38,750	197,250	299,550
Average price per ounce	$458	$359	$509	$563	$524

Put options purchased
$290 strike price (ounces)	5,565	21,342	38,646	-	65,553
$390 to $422 strike price (ounces)	17,000	68,000	38,500	-	123,500
$470 to $500 strike price (ounces)	-	-	6,250	623,565	629,815

Call options sold (ounces)	14,750	59,000	42,750	418,430	534,930
Average price per ounce	$462	$462	$477	$676	$631

Contingent forwards sold (maximum)
$350 strike price (ounces)	9,000	36,000	33,000	99,000	177,000

Silver

Forward contracts (ounces)	300,000	-	-	2,700,000	3,000,000
Average price per ounce	$7.78	$-	$-	$8.20	$8.16

Put options purchased (ounces)	150,000	-	-	8,100,000	8,250,000
Average price per ounce	$6.34	$-	$-	$9.67	$9.61

Call options sold (ounces)	150,000	-	-	8,100,000	8,250,000
Average price per ounce	$7.65	$-	$-	$13.83	$13.72

Subsequent Event (Acquisition of Bema by Kinross)

On November 6, 2006, Bema and Kinross Gold Corporation (“Kinross”) announced that their Boards of Directors had unanimously approved Kinross’ acquisition of Bema. The acquisition will be completed by way of a shareholder-approved plan of arrangement whereby each common share of Bema will be exchanged for 0.441 of a Kinross common share representing a 34 per cent premium to the 20-day volume weighted average price of Bema's common shares on the TSX. Upon completion of this transaction, 61 per cent of Kinross will be held by existing Kinross shareholders and 39 per cent by existing Bema shareholders. In addition, following completion of the transaction, all outstanding options and warrants of Bema will be exercisable to acquire that number of common shares of Kinross determined by reference to the share exchange ratio. Other terms of the transaction include an agreement by Bema to pay a break fee to Kinross under certain circumstances in the amount of Cdn.$79 million. Bema has also provided Kinross with certain other customary rights, including a right to match competing offers.

The acquisition of Bema is subject to the parties completing due diligence and entering into a further definitive agreement providing for the specific mechanics for completing the transaction. The Board of Directors of Bema has unanimously recommended the transaction to shareholders and will sign support agreements in favour of the transaction. The acquisition is subject to all requisite regulatory approvals, third party consents and other conditions customary in transactions of this nature. The acquisition is expected to require the approval of (i) at least two-thirds of the votes cast by Bema shareholders present in person or by proxy at a meeting expected to be held in January 2007; and (ii) a majority of the votes cast by Bema shareholders present in person or by proxy at such meeting, excluding votes cast by those Bema shareholders required to be excluded pursuant to the minority approval provisions of Ontario Securities Commission Rule 61-501 and Regulation Q-27 of the Autorité des marchés financiers. A proxy circular, setting out details of the transaction and voting procedures, is expected to be mailed to Bema shareholders in December 2006. Kinross will select one Bema nominee to be included in Kinross' management slate of Directors to be nominated for election at Kinross' next annual shareholders' meeting. Until such time, the Bema nominee shall sit as an observer on the Kinross board.

In connection with this transaction, it is anticipated that the existing Bema management will form a new company (“NewCo”) that will purchase certain Bema assets for aggregate consideration of $20 million, including:

- An exploration alliance in Chukotka aimed at developing future gold opportunities
- An exploration joint venture in northern Colombia with AngloGold Ashanti Limited
- All of the shares of Bema SA owned by Bema

Kinross will have a right to maintain a 9.9 per equity interest in NewCo and an option to acquire up to a 19.9 per cent of NewCo in any initial public offering.

The Bema Board of Directors has unanimously approved this transaction and an independent advisor has provided an opinion that the transaction consideration to be received by Bema shareholders is fair from a financial point of view. Bema management believes that the two companies create an excellent combination due to complementary strengths, geographic synergies and similar growth profiles. Bema shareholders are getting an attractive premium to become part of a stronger company that will create near and long-term value for all shareholders.

Ongoing exploration for Bema’s projects is being validated by a Quality Control ("QC") program, which has been designed in concert with an independent consultant to meet or exceed the requirements of NI 43-101. This QC program includes the use of certified standard reference samples, coarse field blank material and duplicate sampling as described at length in earlier news releases and in the technical reports for the Kupol project dated/filed on April 4, 2005 and July

5, 2005. For Julietta, the Independent Qualified Person (“QP”) is Brian Scott. For Kupol, the QP is Tom Garagan. For Cerro Casale, the Independent QP is Larry Smith of AMEC.

Conference Call Details

Bema will host a conference call and webcast to discuss second quarter results on Tuesday, November 14th 2006 at 2:00pm PT / 5:00pm ET. You may access the call by dialing the operator at 416-695-5261 or toll free at 1-877-888-3490 prior to the scheduled start time. A playback version of the call will be available for one week after the call at 416-695-5275, or within North America call toll free 1-888-509-0081. The webcast can be accessed from Bema’s web site at www.bema.com.

On Behalf of BEMA GOLD CORPORATION
“Clive T. Johnson”
Chairman, C.E.O., & President

For more information please visit www.bema.com or to speak to a representative please contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371, investor@bemagold.com	604-681-8371, investor@bemagold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release. Bema Gold Corporation trades on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). Symbol: BGO. Bema Gold also trades on the London Stock Exchange’s Alternative Investment Market (AIM). Symbol: BAU.

Some of the statements contained in this release are “forward-looking statements” within the meaning of Canadian securities legislation and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company’s projections of gold production costs of production drilling and development programs and financings. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of mineral reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in the Company’s Form 40-F Annual Report for the year ended December 31, 2005, which has been filed with the United States Securities and Exchange Commission, and the Company’s Renewal Annual Information Form for the year ended December 31, 2005, which is an exhibit to the Company’s Form 40-F and is available at the SEDAR website at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the periods ended September 30
(Unaudited)
(in thousands of United States dollars, except shares and per share amounts)

	Third Quarter		Nine Months
	2006	2005	2006	2005

GOLD REVENUE	$50,256	$27,146	$148,124	$70,981

EXPENSES
Operating costs	33,008	23,466	99,641	64,678
Depreciation and depletion	7,898	5,927	24,677	14,859
Accretion of asset retirement obligations	436	419	1,310	1,248
Refugio re-start of operations	-	3,044	-	10,255
Other	626	112	722	760
	41,968	32,968	126,350	91,800

MINE OPERATING INCOME (LOSS)	8,288	(5,822)	21,774	(20,819)

OTHER EXPENSES (INCOME)
General and administrative	2,917	2,279	9,017	7,323
Interest and financing costs	1,584	1,336	4,908	3,961
General exploration	354	185	854	835
Stock-based compensation	1,436	600	9,122	3,173
Foreign exchange (gains)/ losses	(211)	794	(2,493)	814
Other	(1,313)	178	(2,231)	55
	4,767	5,372	19,177	16,161

EARNINGS (LOSS) BEFORE TAXES AND OTHER ITEMS	3,521	(11,194)	2,597	(36,980)

Unrealized non-hedge derivative gains/ (losses)	10,315	(10,921)	(17,322)	(14,170)
Realized non-hedge derivative (losses)/ gains	(4,100)	(1,604)	(12,161)	225
Investment gains	1,305	-	24,063	756
Equity in losses of associated companies	(424)	(17)	(506)	(70)
Write-down of mineral properties and net smelter royalty	(2,040)	-	(2,040)	(3,099)

EARNINGS (LOSS) BEFORE TAXES	8,577	(23,736)	(5,369)	(53,338)

Current income taxes	(2,096)	(48)	(4,549)	(228)
Future income tax (expense)/ recovery	(6,288)	(1,091)	(7,296)	1,530

NET EARNINGS (LOSS) FOR THE PERIOD	$193	$(24,875)	$(17,214)	$(52,036)

EARNINGS (LOSS) PER COMMON SHARE - basic and diluted	$0.00	$(0.06)	$(0.04)	$(0.13)

Weighted average number of common shares
outstanding (in thousands)	466,552	401,177	460,548	400,790

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended September 30
(Unaudited)
(in thousands of United States dollars)

	Third Quarter		Nine Months
	2006	2005	2006	2005

OPERATING ACTIVITIES
Net earnings (loss) for the period	$193	$(24,875)	$(17,214)	$(52,036)
Non-cash charges (credits)
Depreciation and depletion	7,898	5,927	24,677	14,859
Amortization of deferred financing costs	74	17	220	177
Accretion of convertible notes	679	422	2,013	1,310
Accretion of asset retirement obligations	436	419	1,310	1,248
Equity in losses of associated companies	424	17	506	70
Derivative instruments	(7,443)	12,677	23,334	15,557
Investment gains	(1,305)	-	(24,063)	(756)
Stock-based compensation	1,436	600	9,122	3,173
Future income tax expense/ (recovery)	6,288	1,091	7,296	(1,530)
Write-down of mineral properties and net smelter royalty	2,040	-	2,040	3,099
Other	(183)	(289)	(68)	473
Change in non-cash working capital	(7,247)	1,989	(12,136)	(3,718)
	3,290	(2,005)	17,037	(18,074)

FINANCING ACTIVITIES
Common shares issued, net of issue costs	113,729	156	124,526	687
Kupol project loan financing	40,000	-	259,820	-
Kupol bridge financing/ (repayment)	-	67,500	(150,000)	104,000
Minority partner's (25%) equity contribution in Kupol project	16,861	-	16,861	-
Refugio working capital loans/ (repayment)	(2,625)	5,050	(5,475)	11,050
Capital lease repayments	(854)	-	(3,416)	(1,709)
Financing costs	(432)	(587)	(9,716)	(3,842)
Julietta project loan repayments	-	(1,500)	-	(1,500)
	166,679	70,619	232,600	108,686

INVESTING ACTIVITIES
Kupol development and construction	(83,471)	(55,826)	(170,716)	(113,534)
Kupol exploration	(7,365)	(7,309)	(9,263)	(15,728)
Julietta Mine	(2,424)	(720)	(4,331)	(2,499)
Julietta exploration	(1,029)	(1,963)	(3,775)	(5,372)
Refugio Mine	(512)	(1,559)	(5,541)	(14,918)
Refugio exploration	(744)	-	(1,337)	-
Petrex Mines	(921)	(1,540)	(3,122)	(4,272)
Petrex exploration	-	(326)	-	(1,102)
Acquisition, exploration and development	(1,592)	(1,479)	(4,488)	(4,937)
Investment purchases in associated company	-	-	(2,025)	(902)
Restricted cash	-	-	(7,500)	-
Proceeds on sales of investments	-	-	22,963	-
Net repayments of promissory notes by affiliated companies	(7)	-	2,217	-
Other	(86)	(35)	(201)	(1,453)
	(98,151)	(70,757)	(187,119)	(164,717)

Increase (decrease) in cash and cash equivalents	71,818	(2,143)	62,518	(74,105)

Cash and cash equivalents, beginning of period	66,966	15,149	76,266	87,111

Cash and cash equivalents, end of period	$138,784	$13,006	$138,784	$13,006

BEMA GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of United States dollars)

		As at	As at
		September 30	December 31
		2006	2005
ASSETS
Current
Cash and cash equivalents		$138,784	$76,266
Restricted cash		7,500	-
Accounts receivable		10,937	11,507
Marketable securities
(Market value - $16.7 million; December 31, 2005 - $16.5 million)		3,553	3,553
Inventories		32,151	30,844
Other		11,835	4,604
		204,760	126,774

Investments		19,299	12,946
Property, plant and equipment		768,300	583,736
Unrealized fair value of non-hedge derivative assets		17,088	2,449
Deferred derivative losses		3,562	4,614
Future income tax assets		7,100	5,100
Other assets		67,751	58,093
		$1,087,860	$793,712

LIABILITIES
Current
Accounts payable		$42,970	$36,515
Current portion of long-term debt		29,827	28,964
		72,797	65,479

Unrealized fair value of non-hedge derivative liabilities		103,888	66,966
Long-term debt		323,770	222,429
Future income tax liabilities		44,578	30,007
Asset retirement obligations		20,435	19,710
Non-controlling interest		16,153	-
Other liabilities		1,268	1,129
		582,889	405,720

SHAREHOLDERS' EQUITY
Capital stock
Issued - 482,249,130 common shares (December 31, 2005 -
452,583,503 common shares)		792,676	674,176
Value assigned to share purchase warrants and stock options		54,044	32,919
Convertible notes and debt		18,849	24,281
Deficit		(360,598)	(343,384)
		504,971	387,992
		$1,087,860	$793,712

Approved by the Directors

"Clive T. Johnson"	"Robert J. Gayton"
Clive T. Johnson	Robert J. Gayton